UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-3/A

(Final Amendment)

Rule 13E-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

OpticNet, Inc.
(Name of Subject Company)

OpticNet, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

683868 10 3
(CUSIP Number of Class of Securities)

Gary D. Wrench
Chief Financial Officer
OpticNet, Inc.
One Post Street, Suite 2500
San Francisco, CA 94104
Tel: (415) 956-4477
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Esme C. Smith
Jones Day
555 West Fifth Street, Suite 4600
Los Angeles, CA 90013-1025
Tel: (213) 489-3939
Fax: (213) 243-2539

This statement is filed in connection with (check appropriate box):

     a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$242,180	$19.59

*	Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) $0.04 (i.e. the tender offer price) and (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and merger.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19.59	Filing Party: BEI Technologies, Inc. and Opto Acquisition Sub, Inc.
Form or Registration No. TO-T	Date Filed: August 18, 2003

INTRODUCTION
Item 6. Purposes of the Transaction and Plans or Proposals.
SIGNATURE

INTRODUCTION

     This Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) amends and supplements the Schedule 13e-3 as filed on August 18, 2003, as amended by Amendment No. 1 filed on October 10, 2003, Amendment No. 2 filed on November 5, 2003 and Amendment No. 3 filed on November 21, 2003 by OpticNet, Inc., a Delaware corporation (the “Company” or “OpticNet”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Opto Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation (“BEI”), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share, of OpticNet (the “Shares”), at a purchase price of $0.04 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated August 18, 2003 and as amended October 10, 2003, November 5, 2003 and November 21, 2003 (the “Offer To Purchase”). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 18, 2003 and as amended by Amendment No. 1 to Schedule 14D-9 dated October 10, 2003, Amendment No. 2 to Schedule 14D-9 dated November 5, 2003 and Amendment No. 3 dated November 21, 2003 (the “Amended 14D-9”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended 14D-9.

     The Schedule 13e-3 is hereby amended and/or supplemented as provided below:

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 6. is hereby amended and/or supplemented as follows:

     The Offer, as described in the Amended 14D-9, expired at 12:00 midnight, New York City time, on Monday, December 22, 2003. OpticNet has been advised that following the expiration of the Offer, the Purchaser accepted for payment all 5,367,235 shares of OpticNet’s Common Stock that were validly tendered and not withdrawn prior to the expiration of the Offer. Upon the purchase of shares pursuant to the Offer, together with shares of Common Stock contributed to the Purchaser upon the closing of the Offer by BEI, the Purchaser now owns over 90% of the total outstanding shares of OpticNet Common Stock.

     OpticNet understands that the Purchaser and BEI intend to complete the acquisition of OpticNet as a wholly owned subsidiary through the merger of the Purchaser with and into OpticNet as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of OpticNet. Pursuant to the terms of the Merger Agreement, all remaining publicly held shares of OpticNet common stock (other than shares held by OpticNet stockholders who properly exercise their appraisal rights under Delaware law or dissenters’ rights under California law, as applicable) will be acquired for $0.04 per share, without interest, in the merger.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTICNET, INC

By:	/s/ Gary D. Wrench

Name: Gary D. Wrench Title: Chief Financial Officer

Dated: December 23, 2003

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